August 8, 2025

Sharo M. Atmeh
Chief Executive Officer
Tailwind 2.0 Acquisition Corp.
15 E. Putnam Avenue #271
Greenwich, CT, 06830

       Re: Tailwind 2.0 Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted July 14, 2025
           CIK No. 0002076616
Dear Sharo M. Atmeh:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted July 14, 2025
Risk Factors
We may not be able to complete an initial business combination because ...., page 67

1. With a view toward disclosure, please tell us whether your sponsor has any members who are a non-U.S. person.
Dilution, page 93

2. We note that your calculations assume that you will not issue any ordinary shares as part of the combination consideration, and that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing in connection with an initial business combination. Please expand your disclosure to highlight that you may need to do so as you intend to target an initial business
 August 8, 2025
Page 2

      combination with a target company whose enterprise value is greater than you could acquire with the net proceeds of the offering and the sale of private placement units, as stated on page 66 of your prospectus.
        Please contact Peter McPhun at 202-551-3581 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Tricia Branker